September 23, 2019

VIA EDGAR TRANSMISSION

Alberto H. Zapata, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust IV, File Nos. 333-204808 and 811-23066

Dear Mr. Zapata:

On July 30, 2019, the Registrant, on behalf of its series, Low Beta Tactical 500 Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on September 13, 2019, you provided me with the Securities and Exchange Commission’s (“SEC”) comments to the Amendment. Below, please find the SEC’s comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language is in italics and deleted language appears struck through.

Prospectus

Investment Objective

Comment 1: The investment objective, as written, is confusing because the Fund cannot provide total returns “in the S&P 500 Index.” Please rephrase to state the Fund is seeking total returns tied to the S&P 500 Index with lower volatility than the Index.

Response: The Registrant has amended its disclosure to state the following:

The Fund’s objective seeks to provide total returns tied to ~~in~~ the S&P 500 Index with lower volatility than the Index.

Fee Table and Example

Comment 2: Please confirm that the fee waiver will be in place for at least one year from the effective date of the Registration Statement.

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217

4813-4670-5820.1

Alberto H. Zapata, Esq.

September 23, 2019

Response: The Registrant so confirms.

Comment 3: In the preamble to the Expense Example, please clarify that the waived expenses are reflected only for the term of the waiver, i.e., for the first year, and not thereafter.

Response: The Registrant has amended the disclosure on page 1 of the Prospectus to state the following:

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example reflects the fee waiver and expense reimbursements for the duration of the waiver/reimbursement period only.

Principal Investment Strategies

Comment 4: In the first sentence under the heading “Principal Invstment Strategies,” please identify the “unaffiliated exchanged traded fund” in which the Fund will invest. If the Fund invests in more than one ETF or in a category of ETFs, please clarify.

Response: The Registrant has revised its disclosures to state the following:

The Fund seeks to achieve its investment objective by investing in (or allocating to) an unaffiliated exchange traded fund (“ETF”) that tracks the S&P 500 Index such as the SPDR® S&P 500 ETF Trust (SPY) when, based on technical research and analysis, the Fund’s adviser believes the stock market is likely to rise, and selling the ETF, and investing in (or allocating to) an unaffiliated money market fund when the adviser believes the stock market is likely to decline. The adviser’s decision to invest in or allocate to an ETF or money market fund is based on the adviser’s technical research ~~tactical analysis and evaluation of market trends~~ and analysis including monitoring price movements and price trends of equity markets.

Comment 5: In the same sentence referenced in Comment 4, please elaborate on the criteria the Fund uses to determine when “the stock market is likely to rise” and when “the stock market is likely to decline.” Please provide what “market trends and other factors” will consider as referenced in the penultimate sentence of the first paragraph under the heading “Principal Investment Strategies.”

Alberto H. Zapata, Esq.

September 23, 2019

Response: The Registrant has refers to its response to Comment 4.

Comment 6: In the second paragraph under the heading “Principal Investment Strategies” on page 2 of the Prospectus, please elaborate on whether there is a specific range of “lower volatility” that the Fund is targeting. Please disclose the volatility of the underlying index.

Response: The Fund seeks to provide returns with lower volatility than the S&P 500 Index without targeting a specific range. The Registrant has revised its disclosure to state the following:

The adviser believes that by applying its tactical analysis of current and historical market trends, it can produce returns in the S&P 500 Index over a complete market cycle with lower volatility, or “beta” than the index. The S&P 500 Index has a beta of “1.”

Principal Investment Risks

Comment 7: Please expand on the Fund’s disclosure of Portfolio Turnover Risk to account for the Fund’ startegy of moving in to and out of a single ETF (if applicable).

Response: The Registrant has amended its disclosure to add the following italicized language:

Portfolio Turnover Risk. The Fund’s movement into and out of a single ETF leads to high portfolio turnover. A higher portfolio turnover will result in higher transactional and brokerage costs.

Additional Information About Principal Investment Strategies and Related Risks

Comment 8: Please be sure to carry through any of the foregoing comments through to the “Additional Information About Principal Investment Strategies and Related Risks” section of the Prospectus as necessary.

Response: The Registrant has considered each of the foregoing comments as they may apply to its disclosures in the “Additional Information About Principal Investment Strategies and Related Risks.”

Comment 9: In the second full paragraph on page 5 of the Prospectus, please clarify what “tactical analysis” the adviser will engage in to determine a rising or declining market. Will the Fund weigh economic or market technical factors?

Alberto H. Zapata, Esq.

September 23, 2019

Response: The Registrant refers to its response to Comments 4 and 8. The Registrant states that it will revise its Item 9 disclosures to clarify that its technical analysis will include reviewing price movements and price trends of equity markets.

Comment 10: In the penultimate paragarph on page 9 of the Prospectus, please describe the foreign securities the Fund will hold. If the Fund will be investing in foreign securities as a principal strategy, please revise the Fund’s principal investment strategies accordingly.

Response: The Fund will not invest in foreign securities. The Registrant has deleted the penultimate paragraph on page 9 of the Prospectus.

If you have any questions, please call Bibb L. Strench at (202) 973-2727 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser

Bibb L. Strench